As filed with the Securities and Exchange Commission on June 28, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-9044

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE 401(k) PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE REALTY CORPORATION
600 East 96th Street, SUITE 100
INDIANAPOLIS, INDIANA 46240

DUKE 401(k) PLAN

Financial Statements with Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm)

10147

DUKE 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Associate Benefits Committee
Duke 401(k) Plan:

We have audited the accompanying statements of assets available for plan benefits of Duke 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of Duke 401(k) Plan as of December 31, 2005 and 2004, and the changes in assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i — Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Indianapolis, Indiana
June 20, 2006

DUKE 401(k) PLAN

Statements of Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets held by Trustee:
Investments, at fair value:
Money market funds	$2,375,427	2,133,601
Mutual funds	41,257,539	34,854,725
Common stock	24,274,697	22,732,945
U.S. Treasury Notes	14,966	14,944
Loans to participants	1,387,227	1,112,665
Contributions receivable:
Participant	123,577	108,096
Employer	915,741	512,402
Other receivable:
Unsettled trades	108,236	—
Assets available for plan benefits	$70,457,410	61,469,378

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to assets attributed to:
Contributions:
Participants’ salary deferral	$5,023,247	4,485,068
Employer matching of salary deferral	2,232,848	1,838,177
Employer discretionary contribution	1,037,540	325,761
Participants’ rollover	746,871	857,481
	9,040,506	7,506,487
Investment income:
Net appreciation in fair value of investments	1,526,930	5,312,745
Interest and dividends	3,722,602	1,914,679
	5,249,532	7,227,424
Total additions	14,290,038	14,733,911
Deductions from assets attributed to:
Benefits paid to participants	5,271,265	3,834,143
Administrative fees	30,741	10,266
Total deductions	5,302,006	3,844,409
Net increase	8,988,032	10,889,502
Assets available for plan benefits:
Beginning of year	61,469,378	50,579,876
End of year	$70,457,410	61,469,378

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)                     Description of Plan

The following description of the Duke 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan sponsored by Duke Realty Corporation (the Employer) covering all employees who are age 21 years or older and have met the service requirement as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                      Contributions

Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percent that may be contributed, not to exceed 75% of a participant’s compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers each participant investment options including nineteen mutual funds, common stock of the Employer, a money market fund, and a self-directed fund, which allows participants to direct their contributions into investments of their choice. The Employer matches participant contributions annually up to 3% of total compensation, for participants with less than 10 years of service. The Employer matches participant contributions annually up to 5% of total compensation for participants with at least 10 years of service and not at a management level of senior vice president or higher. The Employer matching contribution is limited to a participant’s first $210,000 of compensation ($205,000 in 2004), and the contribution is invested in the common stock of the Employer. Participants are also able to move all Employer contributions to an investment option of their choice. The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer.

(c)                       Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer matching contribution, allocations of the Employer’s discretionary contribution (when applicable), and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)                      Vesting

Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service. Participants who terminate employment due to retirement after age 59½, by death, or by total or permanent disability are automatically considered fully vested.

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(e)                       Benefits

Upon termination of service or retirement, a participant’s vested account balance is to be distributed in a lump-sum payment, and/or they can receive Employer stock for the portion of their vested account balance that was in Employer stock within 90 days of written request.

(f)                         Forfeitures

Participants who terminate employment forfeit any non-vested portion of their account. Forfeitures are used to reduce the Employer matching contributions. In 2005 and 2004, Employer contributions were reduced by $91,907 and $89,000, respectively, from forfeited non-vested accounts. As of December 31, 2005 and 2004, there is $15,586 and $40,113, respectively, of additional forfeitures that have not yet been used to reduce Employer matching contributions.

(2)                     Summary of Significant Accounting Policies

(a)                      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)                      Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, except for the cash basis recording of benefits paid.

(c)                       Investment Valuation

Mutual fund and common stock investments are stated at fair market value as determined by quoted market prices. The money market funds and U.S. Treasury Notes are stated at fair market value as reported by the trustee. Loans to participants are stated at the loaned amount, net of repayments, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

(d)                      Administrative Expenses

Prior to July 1st, 2004, Trustee fees and other expenses, except fees charged for participants who have a self-direct brokerage account, were paid directly by the Employer. Effective July 1st, 2004, in-service withdrawal fees, participant loan origination fees, participant loan maintenance fees, Employer stock trustee fees, and Employer stock sale/purchase fees are charged to participant’s accounts as incurred.

(e)                       Loans

Participant loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Under terms of the loan agreements, loans must be repaid in not more than five years, unless used to acquire a principal residence. Interest rates are fixed at the prime rate plus 1%, and range from 5% to 10.5%.

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(3)                     Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination by the Employer, participants will become 100% vested in their accounts.

(4)                     Investments

The following table represents the fair value of individual investments which exceed five percent of the Plan’s assets available for plan benefits as of December 31:

	2005	2004
Ariel Appreciation Fund	$5,086,191	4,817,341
Calamos Growth Fund	3,591,325	3,073,963
Fidelity Balanced Fund	4,310,889	3,548,201
Fidelity Diversified International Fund	5,473,257	4,030,310
Fidelity Spartan Total Market Index Fund	4,356,213	4,150,063
Growth Fund of America	6,312,606	5,126,451
Van Kampen Growth and Income Fund	3,881,728	3,209,250
Duke Realty Corporation Common Stock	22,927,401	21,655,574

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Collective trusts	$—	114,638
Common stock	(312,752)	2,023,195
Mutual funds	1,839,660	3,174,123
U.S. Treasury Notes	22	789
	$1,526,930	5,312,745

(5)                     Non-participant Directed Investments

The Plan was amended effective March 1, 2002, to allow participants to transfer all or any part of their non-participant directed investments to participant-directed investments.

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(6)                     Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated November 23, 2005 related to the amendments adopted by the Plan effective prior to the date thereof.

(7)                     Benefits Payable

At December 31, 2005 and 2004, assets available for benefits included $0 and $0, respectively, for benefit distributions to participants as no participants made requests for withdrawals from the Plan prior to the end of the Plan year.

(8)                     Party-in-interest Transactions

The following investment funds were sponsored by Putnam Investments, the Trustee until July, 2004: SDB Money Market, Putnam Money Market Fund, Putnam S&P 500, The George Putnam Fund of Boston, The Putnam Fund for Growth and Income, Putnam Global Governmental Income Trust, and Putnam U.S. Government Income Trust. Effective July, 2004, the following investment funds are sponsored by Fidelity Investments, the Trustee: Fidelity Retirement Money Market Portfolio, Fidelity Balanced Fund, Fidelity Diversified International Fund, Fidelity Freedom Funds, Fidelity Freedom Income Fund, Fidelity Inflation-Protected Bond Fund, and Fidelity Spartan Total Market Index Fund. Participant loans are made with individual participants of the Plan and investments are made in the common stock of the Employer. Therefore, these transactions are considered to be party-in-interest transactions.

(9)                     Concentrations

At December 31, 2005 and 2004, approximately 33% and 36%, respectively, of assets available for plan benefits are invested in the Employer’s common stock.

(10)              Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balance and the amounts reported in the statement of assets available for benefits.

Schedule 1

DUKE 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2005

Party-in-interest	Identity	Description of investment	Current value
	Money market funds:
*	Fidelity	Fidelity Retirement Money Market Portfolio	$2,135,324
	Mutual funds:
	Ariel	Ariel Appreciation Fund	$5,086,191
	Calamos	Calamos Growth Fund	3,591,325
*	Fidelity	Fidelity Balanced Fund	4,310,889
*	Fidelity	Fidelity Diversified International Fund	5,473,257
*	Fidelity	Fidelity Freedom 2005 Fund	46,724
*	Fidelity	Fidelity Freedom 2010 Fund	52,077
*	Fidelity	Fidelity Freedom 2015 Fund	34,548
*	Fidelity	Fidelity Freedom 2020 Fund	252,630
*	Fidelity	Fidelity Freedom 2025 Fund	208,870
*	Fidelity	Fidelity Freedom 2030 Fund	102,770
*	Fidelity	Fidelity Freedom 2035 Fund	143,970
*	Fidelity	Fidelity Freedom 2040 Fund	135,489
*	Fidelity	Fidelity Freedom Income Fund	84,043
*	Fidelity	Fidelity Inflation-Protected Bond Fund	2,200,261
*	Fidelity	Fidelity Spartan Total Market Index Fund	4,356,213
	American	Growth Fund of America	6,312,606
	Pimco	Pimco Total Return Fund- Admin Class	1,669,213
	Royce	Royce Low-Priced Stock Fund-Inv Class	2,747,172
	Van Kampen	Van Kampen Growth and Income Fund	3,881,728
			$40,689,976
	Common stock:
*	Duke Realty Corporation	Common stock	$22,927,401
	Participant Directed Brokerage
	Account		$2,169,928
	Loans to participants:
*	N/A	Participant loans at interest rates ranging from 5% to 10.5%	$1,387,227
*	Denotes party-in-interest

See accompanying independent auditors’ report.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DUKE 401(k) PLAN

Date: June 28, 2006	/s/ Denise K. Dank
Denise K. Dank
Sr. Vice President of Human Resources
Chairman, Associate Benefits Committee